UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement:
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fleeting, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 20, 2018

Physical address of issuer
78 John Miller
Kearny, NJ 07032

Website of issuer
https://www.fleetingpro.com/

Current number of employees
3

	Fiscal year-end (2023)	Prior fiscal year (2022)
Total Assets	$400,784.95	$717,412.03
Cash & Cash Equivalents	$3,729.99	$39,860.06
Accounts Receivable	$40,048.25	$142,148.89
Short-term Debt	$114,786.36	$233,023.33
Long-term Debt	$662,699.41	$168,651.26
Revenues/Sales	$1,006,897.73	$3,017,789.43
Cost of Goods Sold	$1,080,051.53	$2,652,482.44
Taxes Paid	$0	$0
Net Income	$(565,712.16)	$(415,021.29)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ _____
(Signature)

Pierre Laguerre
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ _____
(Signature)

Pierre Laguerre
(Name)

Chairman, Founder & CEO
(Title)

April 30, 2024
(Date)

3

EXHIBIT A
(EXHIBIT A TO FORM C-AR)

April 30, 2024

Fleeting, Inc.



FORM C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Fleeting, Inc., a Delaware corporation (the "Company", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy and adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at https://www.fleetingpro.com/ **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations it he future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 30, 2024

THIS FORM DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on

reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Fleeting, Inc. is a Delaware corporation, incorporated on April 20, 2018.

The Company is located at 78 John Miller, Kearny, NJ 07032.

The Company's website is https://www.fleetingpro.com/.

The Company conducts business in New York and New Jersey.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has limited operating history, which makes it hard to evaluate its ability to generate revenue through operations.
Company has only limited operations, assets and revenues. As a consequence, while the Company is beginning to develop its application (the "*Application*"), it does not have sufficient revenues or financial results or history upon which prospective investors may base an assessment of its business and prospects. Company's operations are subject to all of the risks inherent in the establishment of a developing business in a highly competitive market.

The Company's limited operating history may make it difficult to evaluate its current business and future prospects.

The Company will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new products.

The likelihood of its success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding businesses and the competitive environment in which it operates. If Company fails to successfully address these risks, its business, financial condition and results of operations would be materially harmed. Any investment in the Company should be considered a high-risk investment because the investor will be placing funds at risk in an unseasoned early-stage company with unforeseen costs, expenses, competition and other problems to which such companies are often subject.

The Company's current operating model may require changes in order for it to scale its operations efficiently. Purchasers should consider the Company's business and prospects in light of the risks and difficulties it faces as an early-stage company. The Company is focused on developing its business and exploring opportunities for novel applications in the truck driving industry. No assurances can be given that the Company will generate sufficient revenue or obtain necessary financing to continue as a going concern.

The development and operation of the Application requires technology and intellectual property rights.
The ability of the Company to develop and operate the Application may depend on technology and intellectual property rights that the Company may license from unaffiliated third parties. If for any reason the Company were to fail to comply with its obligations under the applicable license agreement or were unable to provide or were to fail to provide the technology and intellectual property that the Application requires, they would be unable to operate, which would have a material adverse effect on the Company's operations and financial conditions.

The Company may not successfully develop, market and launch any Application.
The Company views the development of the Application as a key commercial milestone. The Company remains in the preliminary stages of development of the Application, and the Application may never be developed.

In addition, the development of the Application will require significant capital funding, expertise of the Company's management and time and effort in order to be successful. The Company may have to make changes to the specifications of the Application for any number of reasons, or the Company may be unable to develop the Application in a way that realizes those specifications or any form of a functioning Application. The Application, if successfully developed and maintained, may not meet investor expectations at the time of purchase of securities.

Furthermore, despite good faith efforts to develop and complete the launch of the Application and subsequently to maintain the Application, it is still possible that the Application will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Application and the Company.

The Company may, but is not obligated to, use the proceeds of an offering to make significant investments to develop a viable Application and subsequently to build a fulsome Application upon which stakeholders and users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Application and progress it to a successful launch. While the Company is seeking to competitively recruit experts, there may, from time to time, be a general scarcity of management, technical, scientific, research, marketing and personnel with appropriate training to develop and maintain the Application.

The Application may not be widely adopted and may have limited users.
It is possible that the Application, if developed, will not be used by a large number of users, or that there will be limited interest in the creation and development of the Application. Such a lack of use or interest could negatively impact the development of the Application, the value of the Company's shares and its financial position.

Alternative Applications may be established that compete with or are more widely used than the Application.
It is possible that alternative Applications could be established that utilize the same or a similar protocol that will underlie the Application or that will facilitate services that are materially similar to the Application's services. The Application may compete with these alternative Applications, which could negatively impact the Application and Company's shares.

Some market participants in the industry may oppose joining the Application.
Some participants in the industry may oppose joining the Application. The market participants who may oppose may include market participants with significantly greater resources, including financial resources and political influence,

than the Company has. The ability of the Company to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in the need to have a material adverse effect on the Company's operations and financial conditions.

General economic conditions and recent events may affect the Company and its operations.
Various sectors of the global financial markets have been experiencing an extended period of adverse conditions. These conditions have resulted in reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. The short and long-term impact of these events is uncertain but could have a material effect on general economic conditions, consumer and business confidence and market liquidity. Investments made by the Company are expected to be sensitive to the performance of the overall economy. A negative impact on economic fundamentals and consumer and business confidence would likely increase market volatility and reduce liquidity, both of which could have a material adverse effect on the ability of the Company to dispose of or realize its assets or investments at favorable multiples and on the performance of the Company generally, and these or similar events may affect the ability of the Company to execute its investment strategies.

The Company may experience fluctuations in its quarterly results.
The Company could experience fluctuations in its quarterly operating results due to a number of factors, including the level of its expenses; variations in, the timing of, and the recognition of realized and unrealized gains or losses; the degree to which we encounter competition in our markets; and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Misconduct by employees of the Company or third-party service providers could cause significant losses to the Company.
Misconduct by employees of the Company or third-party service providers could cause significant losses to the Company. Losses could also result from actions by third-party service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and third-party service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Company's business prospects or future marketing activities. No assurances can be given that the due diligence performed by the Company or the shareholders will identify or prevent any such misconduct

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in an offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in an offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Unforeseen or Catastrophic Events and Related Economic and Market Conditions

Unforeseen or catastrophic events could impair Company's ability to operate.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, epidemic, or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair the Company's ability to manage its businesses and result in losses. The occurrence of such events in the United States and throughout the world, and the political or military response to any such events may have an adverse effect on general economic conditions, consumer and business confidence and general market liquidity. The occurrence of any of these events now or in the future could have a material adverse effect on the Company's business, financial condition or results of operations.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus

(COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Potential current worldwide financial crisis may lead to an extended worldwide economic recession that could have a material adverse effect on the Company's revenue and profitability.

The potential worldwide financial and credit crisis may reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The shortage of liquidity and credit combined with potential substantial losses in worldwide equity markets may lead to an extended economic recession. Disruptions, uncertainty or volatility in the financial markets may limit the Company's access to capital. The Company is materially affected by conditions in the global financial markets and economic conditions generally, both directly and through their impact on client activity levels. The Company's financial performance is highly dependent on the environment in which its business operates.

BUSINESS

Description of the Business
Fleeting, Inc. is a marketplace that brings together truck drivers and trucking companies. The company's model promotes autonomy for drivers while providing vetted, top tier talent to trucking companies. Fleeting, Inc. allows customers to maximize their fleet efficiency by streamlining the hiring and payment processes. The company's platform also provides drivers with flexibility and a higher quality of life.

Business Plan
The company currently operates in NJ & NY, with plans of expansion to Georgia, Texas, California, and the Midwest. Our two main types of clients are 'Super Users' (SU) and 'On-Demand Users' (ODU). We provide the SU's with daily drivers to support their driver management needs. ODU's are provided drivers when they experience driver callout's, driver vacation requests, and/or when they get excess work from their shipper partners. Customers can conveniently use our app to request drivers and drivers are able to use the app to search for work. In the coming year we will be adding to the capabilities and feature set to accommodate more types of drivers and provide more solutions for our customers.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Fleeting App	CDL Class A & B truck drivers to trucking companies for on-demand, scheduled, and temporary transportation needs.	The current market consists of truck drivers and third parties who seek truck drivers to complete shipment delivery. The company's market is currently in the states of New Jersey and New York.

Competition
Our services compete against similar fragmented staffing companies across the industry. Service quality, performance, and value are also important differentiating factors.

Customer Base
Our customer base consists of trucking companies (e.g. motor carriers), shippers, and food and beverage distributors.

Supply Chain
The company's platform provides a mode of communication between the drivers and customers of the Company.

Intellectual Property
The company does not own any intellectual property.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
N/A	N/A	N/A	N/A	N/A

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The company is not involved in any current litigation matters.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Pierre Laguerre	Chairman & Sole Director, Founder & CEO	CEO of Fleeting, Inc., and has been responsible for day-to-day operations of the company, fundraising initiatives, and driver and customer relations.	Completed a course for Transportation logistics supply chain at Wagner College.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employ 3 persons.

CAPITALIZATION AND OWNERSHIP

Capitalization

Type of security	Common Stock
Amount outstanding/Face Value	6,165,922 outstanding of 10,000,000 authorized
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect

The Company has issued the following outstanding Securities:

Type of security	Simple Agreement for Future Equity (SAFE) Valuation cap of $5,000,000; 20% Discount
Amount outstanding/Face Value	$100,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect

Type of security	Simple Agreement for Future Equity (SAFE) Valuation cap of $5,500,000; 20% Discount
Amount outstanding/Face Value	$135,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect

Type of security	Simple Agreement for Future Equity (SAFE) Valuation cap of $7,500,000; 20% Discount
Amount outstanding/Face Value	$10,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect

Type of security	Simple Agreement for Future Equity (SAFE) Valuation cap of $10,000,000; 20% Discount
Amount outstanding/Face Value	2,967,789
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect

Type of security	Keep It Simple Security (KISS) Valuation Cap of $3,750,000; 20% Discount
Amount outstanding/Face Value	$35,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect

Type of security	Warrant
Amount outstanding/Face Value	Up to $250,000
Exercise Price	$0.0001
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	No effect

The Company has the following debt outstanding:

Type of debt	Loan Payable
Amount outstanding	$84,846.03
Terms	Payback agreement of $500 per week.
Description of Collateral	Unsecured
Other Material Terms	N/A

Ownership

A majority of the Company is owned by Pierre Laguerre.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pierre Laguerre	5,400,000 common shares	54%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Fleeting, Inc. (the "**Company**") was incorporated on April 20, 2018 under the laws of the State of Delaware, and is headquartered in Brooklyn, NY. The Fleeting Application is for the current truck drivers looking to regain their quality of life. Drivers use the Application to work for carriers all over the country who provide equipment required to complete a shipment delivery job. The Company hires drivers on demand to pick up shipments from third parties, eliminating the need for drivers and carriers to go back and forth with communication.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 28, 2024, the Company has approximately $25,000 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway.

The Company does not currently have any outstanding convertible notes.

Liquidity and Capital Resources

The proceeds from an offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where

the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

EXHIBIT B
Financials

Fleeting, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 3450 (3450)	117.50
Fleet Connect Inc	0.31
Grasshopper Bank Account	3,612.18
Total Bank Accounts	**$3,729.99**
Accounts Receivable	
Accounts Receivable (A/R)	40,048.25
Total Accounts Receivable	**$40,048.25**
Other Current Assets	
Accrued Fleet Connect Revenue	29,678.32
Accrued Fleeting Revenue	9,469.00
Capital Contribution Receivable	0.00
Due from Truck Owners	258,313.35
Employee Pay Advance	4,427.28
Loan to Vendor	16,604.47
Loans To Officers	18,513.40
Uncategorized Asset	6,800.00
Undeposited Funds	0.00
Total Other Current Assets	**$343,805.82**
Total Current Assets	**$387,584.06**
Fixed Assets	
Fixed Asset Computers	3,149.39
Total Fixed Assets	**$3,149.39**
Other Assets	
Security Deposit - Atlanta	1,096.50
Security Deposit - WeWork	8,955.00
Total Other Assets	**$10,051.50**
TOTAL ASSETS	**$400,784.95**

Fleeting, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	8,387.96
Total Accounts Payable	**$8,387.96**
Credit Cards	
Divvy Credit Card Account	12,393.10
Total Credit Cards	**$12,393.10**
Other Current Liabilities	
Accrued Driver Expense	0.00
Loan Payable	94,005.30
Total Other Current Liabilities	**$94,005.30**
Total Current Liabilities	**$114,786.36**
Long-Term Liabilities	
KISS Notes	175,000.00
Notes Payable	487,699.41
Total Long-Term Liabilities	**$662,699.41**
Total Liabilities	**$777,485.77**
Equity	
Additional Paid-In Capital	3,202,530.53
Common Stock	90.00
Opening Balance Equity	0.00
Retained Earnings	-3,013,609.19
Net Income	-565,712.16
Total Equity	**$ -376,700.82**
TOTAL LIABILITIES AND EQUITY	**$400,784.95**

Fleeting, Inc

Profit and Loss
January - December 2023

	TOTAL
Income	
Fleet Connect Gross Revenue	
Fleet Connect Service Revenue	769,719.73
Reimbursable Expense Income	99,430.36
Total Fleet Connect Gross Revenue	**869,150.09**
Fleeting Gross Revenue	137,747.64
Total Income	**$1,006,897.73**
Cost of Goods Sold	
Cost of Sales - Fleet Connect	
Cost of Sales - Drivers	231,685.21
Cost of Sales - Fuel	339,580.40
Cost of Sales - Insurance	246,667.33
Cost of Sales - Owner Settlements	56,595.17
Cost of Sales - Parking	30,468.14
Cost of Sales - Trailer Rental	56,278.02
Total Cost of Sales - Fleet Connect	**961,274.27**
Cost of Sales - Fleeting	
Cost of Sales - Driver Credentials	4,332.13
Cost of Sales - Drivers	105,720.88
Cost of Sales - Drug Tests	899.50
Cost of Sales - Workers Comp Insurance	7,824.75
Total Cost of Sales - Fleeting	**118,777.26**
Total Cost of Goods Sold	**$1,080,051.53**
GROSS PROFIT	**$ -73,153.80**
Expenses	
Advertising & Marketing	7,438.23
Bank Charges & Fees	1,497.66
Cleaning Services	320.00
Contractors	19,001.21
Dispatch Expense	24,850.00
Factor Charge	4,505.86
Insurance	5,122.74
Interest Paid	102,923.20
Legal & Professional Services	30,375.00
Office Supplies & Software	25,789.72
Office/General Administrative Expenses	879.17
Payroll Expenses	
Payroll Fees	927.14
Payroll Tax	15,219.70
Salaries and wages	111,882.88
Total Payroll Expenses	**128,029.72**

Fleeting, Inc

Profit and Loss

January - December 2023

	TOTAL
Payroll Fees	308.17
Payroll Taxes	3,100.43
Reimbursable Expenses	8,544.76
Rent & Lease	11,331.86
Repairs & Maintenance	4,015.85
Taxes & Licenses	2,758.76
Technology	1,000.00
Travel	21,017.79
Uncategorized Expense	2,620.32
Total Expenses	**$405,430.45**
NET OPERATING INCOME	$ -478,584.25
Other Expenses	
CapEx	
Contractors	84,977.91
Technology	2,000.00
Total CapEx	**86,977.91**
Reimbursable Expense - Truck Owners	150.00
Total Other Expenses	**$87,127.91**
NET OTHER INCOME	$ -87,127.91
NET INCOME	$ -565,712.16